

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

>   **Re:**   **Form 10-K for the Year Ended June 30, 2010**
>   **Filed October 21, 2010, as amended**
>
>   **Form 10-Q for the Quarterly Period Ended December 31, 2010**
>   **Filed February 22, 2010**
>
>   **File Number 001-15569**

Dear Mr. Browne:

We have reviewed your supplemental correspondence dated April 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

5. Acquisition of Ingedigit International, Inc. and Gotham Ingedigit Financial Processing Corp., page 18

1. We note your clarification correspondence filed and dated May 2, 2011. Please update your filing to describe and clarify in detail the conversion feature of your Series H Preferred Convertible Stock. In addition, since the conversion price equals the common stock equivalent of $10 per share, tell us how you determined that the preferred shares should be in permanent equity. For example, there appears to be no cap on the maximum number of common shares that could be potentially issuable upon conversion. Refer to

ASC 480-10-S99. Furthermore, disclose whether the holders Series H Preferred Convertible Stock can require cash settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin
        Via Facsimile: (732) 577-1188